SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 64)*

                                   VALHI, INC.
                                (Name of Issuer)

                          Common Stock, $0.01 par value
                         (Title of Class of Securities)

                                   918905 10 0
                                 (CUSIP Number)

                                STEVEN L. WATSON
                              THREE LINCOLN CENTRE
                                   SUITE 1700
                                5430 LBJ FREEWAY
                            DALLAS, TEXAS 75240-2694
                                 (972) 233-1700
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 26, 2002
                      (Date of Event which requires Filing
                               of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

CUSIP No.  918905 10 0

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

                      Valhi Group, Inc.

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [  ]

             (b)  [  ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      WC

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Nevada

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                    92,739,554
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                     92,739,554

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      92,739,554

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      80.6%

    14       TYPE OF REPORTING PERSON(SEE INSTRUCTIONS)

                      CO

CUSIP No.  918905 10 0

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

                      National City Lines, Inc.

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [  ]

             (b)  [  ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      WC

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Delaware

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                   103,630,563
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                    103,630,563

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      103,630,563

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      90.0%

    14       TYPE OF REPORTING PERSON(SEE INSTRUCTIONS)

                      CO

CUSIP No.  918905 10 0

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

                      NOA, Inc.

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [  ]

             (b)  [  ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      Not Applicable

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Texas

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                   103,630,563
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                    103,630,563

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      103,630,563

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      90.0%

    14       TYPE OF REPORTING PERSON(SEE INSTRUCTIONS)

                      CO

CUSIP No.  918905 10 0

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

                      Dixie Holding Company

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [  ]

             (b)  [  ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      Not Applicable

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Delaware

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                    92,739,554
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                     92,739,554

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      92,739,554

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      80.6%

    14       TYPE OF REPORTING PERSON(SEE INSTRUCTIONS)

                      CO

CUSIP No.  918905 10 0

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

                      Dixie Rice Agricultural Corporation, Inc.

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [  ]

             (b)  [  ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      Not Applicable

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Louisiana

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                    92,739,554
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                     92,739,554

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      92,739,554

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      80.6%

    14       TYPE OF REPORTING PERSON(SEE INSTRUCTIONS)

                      CO

CUSIP No.  918905 10 0

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

                      Southwest Louisiana Land Company, Inc.

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [  ]

             (b)  [  ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      Not Applicable

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Louisiana

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                   103,630,563
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                    103,630,563

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      103,630,563

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      90.0%

    14       TYPE OF REPORTING PERSON(SEE INSTRUCTIONS)

                      CO

CUSIP No.  918905 10 0

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

                      Contran Corporation

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [  ]

             (b)  [  ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      WC

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Delaware

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                   106,513,263
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                    106,513,263

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      106,513,263

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      92.5%

    14       TYPE OF REPORTING PERSON(SEE INSTRUCTIONS)

                      CO

CUSIP No. 918905 10 0

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

                      Harold C. Simmons

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(SEE INSTRUCTIONS)

             (a)  [  ]

             (b)  [  ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS(SEE INSTRUCTIONS)

                      Not applicable

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      USA

                               7      SOLE VOTING POWER

                                                          3,383
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                   108,228,263
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                           3,383

                               10     SHARED DISPOSITIVE POWER

                                                    108,228,263

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      3,383

    12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ X ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      0.0%

    14       TYPE OF REPORTING PERSON(SEE INSTRUCTIONS)

                      IN

                                AMENDMENT NO. 64
                                 TO SCHEDULE 13D

         This amended statement on Schedule 13D (this "Statement") relates to the common stock, par value $0.01 per share (the "Shares"), of Valhi, Inc., a Delaware corporation (the "Company"). Items 2, 3, 4, 5, 6 and 7 of this Statement are hereby amended as set forth below.

Item 2.  Identity and Background

         Item 2(a) is amended and restated as follows.

         (a) This Statement is filed (i) by Valhi Group, Inc. ("VGI"), National City Lines, Inc. ("National") and Contran Corporation ("Contran") as the direct holders of Shares, (ii) by virtue of the direct and indirect ownership of securities of VGI and National (as described below in this Statement), by NOA, Inc. ("NOA"), Dixie Holding Company ("Dixie Holding"), Dixie Rice Agricultural Corporation, Inc. ("Dixie Rice") and Southwest Louisiana Land Company, Inc. ("Southwest") and (iii) by virtue of his positions with Contran and certain of the other entities (as reported on this Statement), by Harold C. Simmons
(collectively, the "Reporting Persons"). By signing this Statement, each Reporting Person agrees that this Statement is filed on its or his behalf.

         VGI, National and Contran are the direct holders of approximately 80.6%, 9.5% and 2.1%, respectively, of the 115,118,917 Shares outstanding as of August 2, 2002 according to information furnished by the Company (the "Outstanding Shares"). Together, VGI, National and Contran may be deemed to control the Company. National, NOA and Dixie Holding are the direct holders of approximately 73.3%, 11.4% and 15.3%, respectively, of the outstanding common stock of VGI. Together, National, NOA and Dixie Holding may be deemed to control VGI. Contran and NOA are the direct holders of approximately 85.7% and 14.3%, respectively, of the outstanding common stock of National and together may be deemed to control National. Contran and Southwest are the direct holders of approximately 49.9% and 50.1%, respectively, of the outstanding common stock of NOA and together may be deemed to control NOA. Dixie Rice is the direct holder of 100% of the outstanding common stock of Dixie Holding and may be deemed to control Dixie Holding. Contran is the holder of 100% of the outstanding common stock of Dixie Rice and may be deemed to control Dixie Rice. Contran is the holder of approximately 88.9% of the outstanding common stock of Southwest and may be deemed to control Southwest.

         Substantially all of Contran's outstanding voting stock is held by trusts established for the benefit of certain children and grandchildren of Harold C. Simmons (the "Trusts"), of which Mr. Simmons is the sole trustee. As sole trustee of each of the Trusts, Mr. Simmons has the power to vote and direct the disposition of the shares of Contran stock held by each of the Trusts. Mr. Simmons, however, disclaims beneficial ownership of any shares of Contran stock that the Trusts hold.

         The Harold Simmons Foundation, Inc. (the "Foundation") directly holds approximately 1.4% of the Outstanding Shares. The Foundation is a tax-exempt foundation organized for charitable purposes. Harold C. Simmons is the chairman of the board and chief executive officer of the Foundation and may be deemed to control the Foundation.

         The Contran Deferred Compensation Trust No. 2 (the "CDCT No. 2") directly holds approximately 0.4% of the Outstanding Shares. U.S. Bank National Association serves as the trustee of the CDCT No. 2. Contran established the CDCT No. 2 as an irrevocable "rabbi trust" to assist Contran in meeting certain deferred compensation obligations that it owed to Harold C. Simmons. If the CDCT No. 2 assets are insufficient to satisfy such obligations, Contran is obligated to satisfy the balance of such obligations as they come due. Pursuant to the terms of the CDCT No. 2, Contran (i) retains the power to vote the Shares held directly by the CDCT No. 2, (ii) retains dispositive power over such Shares and
(iii) may be deemed the indirect beneficial owner of such Shares. A copy of the Amended and Restated Contran Deferred Compensation Trust No. 2 Agreement between Contran and U.S. Bank National Association is attached hereto as Exhibit 1 and incorporated herein by reference.

         The Combined Master Retirement Trust, a trust the Company formed to permit the collective investment by trusts that maintain the assets of certain employee benefit plans the Company and related companies adopt (the "CMRT"), directly holds approximately 0.1% of the Outstanding Shares. The Company established the CMRT as a trust to permit the collective investment by master trusts that maintain the assets of certain employee benefit plans the Company and related companies adopt. Mr. Simmons is the sole trustee of the CMRT and a member of the trust investment committee for the CMRT. Mr. Simmons is a participant in one or more of the employee benefit plans that invest through the CMRT.

         Mr. Harold C. Simmons is chairman of the board and chief executive officer of the Company, VGI, National, NOA, Dixie Holding, Dixie Rice, Southwest and Contran.

         By virtue of the holding of the offices, the stock ownership and his service as trustee, all as described above, (a) Mr. Simmons may be deemed to control such entities and (b) Mr. Simmons and certain of such entities may be deemed to possess indirect beneficial ownership of the Shares directly held by certain of such other entities. However, Mr. Simmons disclaims beneficial ownership of the Shares beneficially owned, directly or indirectly, by any of such entities, except to the extent of his interest as a beneficiary of the CDCT No. 2 and his vested beneficial interest, if any, in the Shares held by the CMRT.

         The Company and Tremont Corporation ("Tremont") are the direct holders of approximately 61.8% and 21.0%, respectively, of the outstanding common stock of NL Industries, Inc. ("NL") and together may be deemed to control NL. Tremont Group, Inc. ("TGI"), Tremont Holdings, LLC ("TRE Holdings") and the Company are the holders of approximately 80.0%, 0.1% and 0.1%, respectively, of the outstanding shares of common stock of Tremont and together may be deemed to control Tremont. The Company and TRE Holdings are the direct holders of 80.0% and 20.0%, respectively, of the outstanding common stock of TGI. Together the Company and TRE Holdings may be deemed to control TGI. NL is the sole member of TRE Holdings and may be deemed to control TRE Holdings. Mr. Harold C. Simmons is chairman of the board of NL and is a director of Tremont.

         Valmont Insurance Company ("Valmont") and a subsidiary of NL directly own 1,000,000 Shares and 1,186,200 Shares, respectively. The Company is the direct holder of 100% of the outstanding common stock of Valmont and may be deemed to control Valmont. Pursuant to Delaware law, the Company treats the Shares that Valmont and the subsidiary of NL own as treasury stock for voting purposes and for the purposes of this Statement are not deemed outstanding.

         Certain information concerning the directors and executive officers of the Reporting Persons, including offices held by Mr. Simmons is set forth on Schedule B attached hereto and incorporated herein by reference.

Item 3.  Source and Amount of Funds or Other Consideration

         Item 3 is amended as follows.

         The total amount of funds required by Contran to acquire the Shares reported in Item 5(c) was $1,155,000.00. Such funds were provided by Contran's cash on hand and no funds were borrowed for such purpose.

         The Reporting Persons understand that the funds required by each person named in Schedule B to this Statement to acquire Shares were from such person's personal funds.

Item 4.  Purpose of Transaction

         Item 4 is amended as follows.

         On July 26, 2002, the Company sent a letter to the board of directors of Tremont proposing (the "Proposal") a merger of the Company and Tremont pursuant to which stockholders of Tremont, other than the Company, would receive between 2 and 2.5 Shares for each outstanding share of Tremont's common stock, par value $1.00 per share, held by such stockholders. A copy of the letter is attached hereto as Exhibit 2 and incorporated herein by reference (the "Proposal Letter"). On July 26, 2002, the Company issued a press release announcing the Proposal. A copy of the press release is attached hereto as Exhibit 3 and incorporated herein by reference. On July 29, 2002, Tremont issued a press release announcing its receipt of the Proposal Letter and that Tremont expects its board of directors to form a special committee comprised of board members unrelated to the Company to review the Proposal. A copy of the press release is attached hereto as Exhibit 4 and incorporated herein by reference.

         Beginning on July 29, 2002, several purported stockholder class action lawsuits were filed against Tremont and the Company and Tremont's directors on behalf of Tremont's stockholders other than the Company and its affiliates. The complaints allege, among other things, that the defendants have breached fiduciary duties owed to Tremont's stockholders other than the Company and its affiliates with respect to the Proposal. Each of the complaints seeks class certification and to enjoin the consummation of the Proposal and recover attorneys' fees and expenses. The complaints also seek an award of damages if the Proposal is consummated. None of the defendants has yet responded to the lawsuits.

         There is no assurance that any transaction will be consummated under the terms of the Proposal or otherwise.

         Depending upon their evaluation of the Company's business and prospects, and upon future developments (including, but not limited to, performance of the Shares in the market, availability of funds, alternative uses of funds, the Reporting Persons' tax planning objectives and money, stock market and general economic conditions), any of the Reporting Persons or other entities or persons that may be deemed to be affiliated with Contran may from time to time purchase Shares, and any of the Reporting Persons or other entities or persons that may be deemed to be affiliated with Contran may from time to time dispose of all or a portion of the Shares held by such entity or person, or cease buying or selling Shares. Any such additional purchases or sales of the Shares may be in open market or privately negotiated transactions or otherwise.

         As described under Item 2, Harold C. Simmons, through Contran, may be deemed to control the Company.

         The information included in Item 6 of this Statement is incorporated herein by reference.

         The Reporting Persons understand that prior purchases of Shares by each of the persons named in Schedule B to this Statement (other than Harold C. Simmons) were made for the purpose of each such person's personal investment.

         Certain of the persons named in Schedule B to this Statement, namely Eugene K. Anderson, J. Mark Hollingsworth, William J. Lindquist, A. Andrew R. Louis, Kelly D. Luttmer, Bobby D. O'Brien, Harold C. Simmons, Glenn R. Simmons, Gregory M. Swalwell and Steven L. Watson are directors or officers of the Company and may acquire Shares from time to time pursuant to benefit plans that the Company sponsors or other compensation arrangements with the Company.

         Except as described in this Item 4, none of the Reporting Persons nor, to the best knowledge of such persons, any other person named in Schedule B to the this Statement has formulated any plans or proposals that relate to or would result in any matter required to be disclosed in response to paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

         Item 5 is amended as follows.

         (a) VGI, National, Contran, the Foundation, the CDCT No. 2, the CMRT and Mr. Simmons are the direct beneficial owners of 92,739,554, 10,891,009, 2,443,300, 1,600,000, 439,400, 115,000 and 3,383 of the Shares, respectively.

         By  virtue  of  the  relationships  described  under  Item  2  of  this
Statement:

                  (1) VGI, Dixie Holding and Dixie Rice may each be deemed to be the beneficial owner of the 92,739,554 Shares (approximately 80.6% of the Outstanding Shares) that VGI directly holds;

                  (2) National, NOA and Southwest each may be deemed to be the beneficial owner of the 103,630,563 Shares (approximately 90.0% of the Outstanding Shares) that VGI and National directly hold;

                  (3) Contran may be deemed to be the beneficial owner of the 106,513,263 Shares (approximately 92.5% of the Outstanding Shares) that VGI, National, Contran and the CDCT No. 2 directly hold; and

                  (4) Harold C. Simmons may be deemed to be the beneficial owner of the 108,231,646 Shares (approximately 94.0% of the Outstanding Shares) that VGI, National, Contran, the Foundation, the CDCT No. 2, the CMRT and he directly hold.

         Except for the 3,383 Shares that he holds directly and to the extent of his interest as a beneficiary of the CDCT No. 2 and his vested beneficial interest, if any, in Shares directly held by the CMRT, Mr. Simmons disclaims beneficial ownership of all Shares.

         (b) By virtue of the relationships described in Item 2:

                  (1) VGI, Dixie Holding and Dixie Rice may each be deemed to share the power to vote and direct the disposition of the Shares that VGI directly holds;

                  (2) National, NOA and Southwest may each be deemed to share the power to vote and direct the disposition of the Shares that VGI and National directly hold;

                  (3) Contran may be deemed to share the power to vote and direct the disposition of the Shares that VGI, National, Contran and the CDCT No. 2 directly hold; and

                  (4) Harold C. Simmons may be deemed to share the power to vote and direct the disposition of the Shares that VGI, National, Contran, the Foundation, the CDCT No. 2, the CMRT and he directly hold.

         (c) Effective June 27, 2002, Contran purchased 77,000 Shares from Harold Simmons' spouse for $15.00 per share in a private transaction pursuant to a Stock Purchase Agreement, a copy of which is attached hereto as Exhibit 5 and incorporated herein by reference.

         Effective July 25, 2002, VGI made a charitable contribution of 1.0 million Shares to the Foundation.

         Within the last 60 days of this amendment, certain of the persons named on Schedule B to this Statement exercised stock options to purchase Shares and immediately sold such Shares or sold other Shares previously acquired on the New York Stock Exchange. Such exercises and sales are set forth on Schedule D attached hereto and incorporated herein by reference.

         (d) Each of VGI, National, Contran, the Foundation, the CDCT No. 2, the CMRT and Harold C. Simmons has the right to receive and the power to direct the receipt of dividends from, and proceeds from the sale of, the Shares directly held by such entity or person.

         (e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         Item 6 is amended as follows.

         Contran and National are parties to a $25.0 million revolving credit and letter of credit facility dated as of September 3, 1998, as amended and supplemented through August 31, 2001, with U.S. Bank National Association (the "U.S. Bank Facility"). Borrowings under the U.S. Bank Facility bear interest at the rate announced publicly from time to time by each bank as its base rate or at a rate of 1.75% over the London interbank offered rate of interest ("LIBOR"), are due August 29, 2002 or such extended maturity date as may be mutually agreed to, and are collateralized by, among other things, certain Shares. On August 2, 2002, no money had been borrowed, approximately $6.2 million of letters of credit were outstanding and National had pledged 6,000,000 Shares under the U.S. Bank Facility. The foregoing summary of the U.S. Bank Facility is qualified in its entirety by reference to Exhibits 6 through 12 to this Statement, which are incorporated herein by this reference.

         Dixie Rice is a party to a $1.5 million credit facility dated as of August 18, 1986 with Southern Methodist University (the "SMU Facility"). Borrowings under the SMU Facility bear interest at the greater or 7.5% per annum or 76% of the Shearson Lehman Brothers, Inc. Bond Market Report -- Corporate Bond Index -- Long Term (Average) Yield, are due in forty equal quarterly installments beginning September 30, 1996 and ending on June 30, 2006 and are secured by certain Shares. As of August 2, 2002, $600,000 principal amount was outstanding under the SMU Facility and 200,000 Shares had been pledged under the SMU Facility. The Shares pledged under the SMU Facility are held directly by Contran but loaned to Dixie Rice pursuant to a Collateral Agreement, dated December 29, 1988 between Dixie Rice and Contran (the "Collateral Agreement"). The foregoing summary of the SMU Facility and the Collateral Agreement is qualified in its entirety by reference to Exhibits 13 and 14 to this Statement, respectively, which are incorporated herein by this reference.

         Other than as set forth above, none of the Reporting Persons or, to the best knowledge of such persons, any person named in Schedule B to this Statement has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to securities of the Company, including, but not limited to, transfer or voting of any such securities, finder's fees, joint ventures, loans or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits.

         Item 7 is amended and restated as follows.

Exhibit  1*       Contran  Deferred  Compensation  Trust No. 2  (Amended  and
                  Restated), dated as of August 8, 2000, between Contran Corporation and U.S. Bank National Association.

Exhibit 2 Letter dated July 26, 2002 from Valhi, Inc. to the board of directors of Tremont Corporation (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K of Valhi, Inc. the date of event of which is July 26, 2002).

Exhibit  3        Press   Release   of  Valhi  Inc.   dated  July  26,   2002
                  (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K of Valhi, Inc. the date of event of which is July 26, 2002).

Exhibit 4 Press Release of Tremont Corporation dated July 29, 2002 (incorporated by reference to Exhibit 10 to Amendment No. 20 to the Schedule 13D filed on August 2, 2002 with the Securities and Exchange Commission by Tremont Group, Inc., Tremont Holdings, LLC, NL Industries, Inc., Valhi, Inc., Valhi Group, Inc., National City Lines, Inc., NOA, Inc., Dixie Holding Company, Dixie Rice Agricultural Corporation, Inc., Southwest Louisiana Land Company, Inc., Contran Corporation, the Harold Simmons Foundation, Inc., The Combined Master Retirement Trust and Harold C. Simmons with respect to the common stock, par value $1.00 per share, of Tremont Corporation).

Exhibit 5* Stock Purchase Agreement dated as of June 27, 2002 between Contran Corporation and Annette C. Simmons.

Exhibit 6 Loan Agreement dated as of September 3, 1998 among Contran Corporation, National City Lines, Inc. and U.S. Bank National
                  Association   (incorporated  by  reference  to  Exhibit  1  to
                  Amendment No. 63 to this Schedule 13D).

Exhibit 7 Promissory Note dated September 3, 1998 in the original principal amount of $25 million payable to the order of U.S. Bank National Association and executed by Contran Corporation (incorporated by reference to Exhibit 2 to Amendment No. 63 to this Schedule 13D).

Exhibit 8 Payment Guaranty dated September 3, 1998 executed by National City Lines, Inc. (incorporated by reference to
                  Exhibit 3 to Amendment No. 63 to this Schedule 13D).

Exhibit 9 Securities Pledge Agreement dated as of September 3, 1998 among Contran Corporation, National City Lines, Inc. and U.S.
                  Bank  National  Association   (incorporated  by  reference  to
                  Exhibit 4 to Amendment No. 63 to this Schedule 13D).

Exhibit 10 Extension Agreement dated as of September 2, 1999 among Contran Corporation, National City Lines, Inc. and U.S. Bank National Association (incorporated by reference to Exhibit 5 to Amendment No. 63 to this Statement).

Exhibit 11* Extension and Amendment Agreement dated as of August 31, 2000 among Contran Corporation, National City Lines, Inc. and U.S. Bank National Association.

Exhibit 12* Extension and Amendment Agreement dated as of August 31, 2001 among Contran Corporation, National City Lines, Inc. and U.S. Bank National Association.

Exhibit 13 Loan and Pledge Agreement, dated as of August 18, 1986, between Dixie Rice Agricultural Corporation, Inc. and Southern Methodist University (incorporated by reference to Exhibit 11 to Amendment No. 59 to this Statement).

Exhibit 14 Collateral Agreement, dated as of December 29, 1988, between Dixie Rice Agricultural Corporation, Inc. and Contran Corporation (incorporated by reference to Exhibit 12 to Amendment No. 59 to this Statement).

----------

*        Filed herewith.

                                    Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  August 5, 2002




                                                By:   /s/ Harold C. Simmons
                                                      -------------------
                                                      Harold C. Simmons
                                                      Signing in his
                                                      individual capacity only.

                                    Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  August 5, 2002





                                                          /s/ Steven L. Watson
                                                          ----------------------
                                                          Steven L. Watson
                                                          Signing in the
                                                          capacities listed on
                                                          Schedule "A" attached
                                                          hereto and
                                                          incorporated herein by
                                                          reference.

                                   SCHEDULE A


Steven L. Watson, as President or Executive Vice President of each of:

CONTRAN CORPORATION
DIXIE RICE AGRICULTURAL CORPORATION, INC.
DIXIE HOLDING COMPANY
NATIONAL CITY LINES, INC.
NOA, INC.
VALHI GROUP, INC.
SOUTHWEST LOUISIANA LAND COMPANY, INC.

                                   Schedule B


         The names of the directors and executive officers of Contran Corporation ("Contran"), Dixie Holding Company ("Dixie Holding"), Dixie Rice Agricultural Corporation, Inc. ("Dixie Rice"), National City Lines, Inc.
("National"), NOA, Inc. ("NOA"), Southwest Louisiana Land Company, Inc. ("Southwest") and Valhi Group, Inc. ("VGI") and their present principal occupations are set forth below. Except as otherwise indicated, the business address of each such person is 5430 LBJ Freeway, Suite 1700, Dallas, Texas 75240.

             Name                                            Present Principal Occupation
------------------------------                             --------------------------------
Eugene K. Anderson                                         Vice  president  of Contran,  Dixie  Holding,  Dixie Rice,
                                                           National,  NOA,  Southwest,   VGI  and  Valhi,  Inc.  (the
                                                           "Company");   and   treasurer   of  the   Harold   Simmons
                                                           Foundation, Inc. (the "Foundation").

J. Mark Hollingsworth                                      Vice  president  and  general  counsel of  Contran,  Dixie
                                                           Holding,  Dixie Rice,  National,  NOA, Southwest,  VGI and
                                                           the Company;  general counsel of the  Foundation;  general counsel of CompX  International  Inc., a  manufacturer  of precision  ball  bearing  slides,  security  products  and ergonomic  computer  support  systems  that is  affiliated
                                                           with  the  Company  ("CompX");   general  counsel  of  The
                                                           Combined  Master  Retirement  Trust,  a trust the  Company formed to permit the collective  investment by trusts that maintain the assets of certain  employee benefit plans the
                                                           Company  and related  companies  adopt (the  "CMRT");  and
                                                           acting   general   counsel   of   Keystone    Consolidated
                                                           Industries,  Inc.  ("Keystone"),  a manufacturer  of steel rod,  wire  and  wire  products  that is  affiliated  with
                                                           Contran.

William J. Lindquist                                       Director and senior vice president of Contran, Dixie Holding,
                                                           National, NOA and VGI; senior vice president of Dixie
                                                           Rice, Southwest and the Company.

A. Andrew R. Louis                                         Secretary of Contran,  CompX,  Dixie Holding,  Dixie Rice,
                                                           National, NOA, Southwest, VGI, and the Company.

Kelly D. Luttmer                                           Tax  director  of Contran,  CompX,  Dixie  Holding,  Dixie
                                                           Rice, National, NOA, Southwest, VGI and the Company.

Andrew McCollam, Jr. (1)                                   President  and  director of  Southwest;  director of Dixie
                                                           Rice; and a private investor.

Harold M. Mire (2)                                         Vice president of Dixie Rice and Southwest.

Bobby D. O'Brien                                           Vice president and treasurer of Contran, Dixie Holding, Dixie
                                                           Rice, National, NOA, VGI and the Company; and vice president of
                                                           Southwest.

Glenn R. Simmons                                           Vice  chairman  of the board of  Contran,  Dixie  Holding,
                                                           National, NOA, VGI and the Company;  chairman of the board
                                                           of  CompX  and  Keystone;   director  and  executive  vice
                                                           president  of  Southwest  and Dixie  Rice;  director of NL
                                                           Industries,  Inc., a producer of titanium dioxide pigments and a  subsidiary  of  the  Company  ("NL");  director  of
                                                           Tremont  Corporation,  a holding company  ("Tremont") that primarily  holds  an  interest  in NL and an  interest  in
                                                           Titanium Metals Corporation,  a producer of titanium metal products ("TIMET"); and a director of TIMET.

Harold C. Simmons                                          Chairman of the board and chief executive officer of Contran,
                                                           Dixie Holding, Dixie Rice, the Foundation, National, NOA,
                                                           Southwest, VGI and the Company; chairman of the board of NL;
                                                           director of Tremont; and trustee and member of the trust
                                                           investment committee of the CMRT.

Richard A. Smith (2)                                       Director and president of Dixie Rice.

Gregory M. Swalwell                                        Vice president and controller of Contran, Dixie Holding, National,
                                                           NOA, VGI and the Company; vice president of Dixie ice and Southwest.

Steven L. Watson                                           Director and president of Contran, Dixie Holding, National,
                                                           NOA, VGI and the Company; director and executive vice
                                                           president of Dixie Rice and Southwest; director, vice
                                                           president and secretary of the Foundation; and a
                                                           director of CompX, NL, Keystone, Tremont and TIMET.

----------

(1) The principal business address for Mr. McCollam is 402 Canal Street, Houma, Louisiana 70360.

(2) The principal business address for Messrs. Mire and Smith is 600 Pasquiere Street, Gueydan, Louisiana 70542-0010.

                                   SCHEDULE C

         Based upon ownership filings with the Securities and Exchange Commission or upon information provided by the persons listed on Schedule B to this Statement, such persons may be deemed to own personally and beneficially Shares, as outlined below:


          Name                                                    Shares Held                  Options Held (1)
----------------------------                                    ----------------               -----------------
Eugene K. Anderson (2)                                                1,446                         31,400

J. Mark Hollingsworth                                                   -0-                         69,400

William J. Lindquist                                                    -0-                        115,700

A. Andrew R. Louis                                                      -0-                         43,600

Kelly D. Luttmer                                                        -0-                         40,600

Andrew McCollam, Jr.                                                    550                            -0-

Harold M. Mire                                                        1,137                            -0-

Bobby D. O'Brien                                                        -0-                         59,400

Glenn R. Simmons(3)                                                   3,183                        148,000

Harold C. Simmons(4)                                                  3,383                            -0-

Richard A. Smith                                                        333                            -0-

Gregory M. Swalwell(5)                                                1,166                         69,400

Steven L. Watson(6)                                                   2,035                        153,300

----------

(1) Represents Shares issuable pursuant to the exercise within 60 days of the date of this Statement of stock options.

(2) The Reporting Persons understand that the Shares indicated as held by Eugene K. Anderson include 1,446 Shares held in his individual retirement account.

(3)      The Reporting Persons  understand the Shares indicated as held by Glenn
         R. Simmons include 2,383 Shares held in his individual retirement account. The Reporting Persons further understand that the Shares indicated as held by Mr. Simmons also include 800 Shares held in his wife's retirement account, with respect to which Mr. Simmons disclaims beneficial ownership.

(4) Mr. Simmons may be deemed to possess indirect beneficial ownership of the Shares set forth in Item 5(a) of this Statement, held by other Reporting Persons. Mr. Simmons disclaims beneficial ownership of all Shares except for the 3,383 Shares that he holds directly and to the extent of his interest as a beneficiary of the CDCT No. 2 and his vested beneficial interest, if any, in Shares directly held by the CMRT.

(5) The Reporting Persons understand that the Shares indicated as held by Gregory M. Swalwell include 1,166 Shares held in his individual retirement account.

(6) The Reporting Persons understand that the Shares indicated as held by Steven L. Watson include 2,035 Shares held in his individual retirement account.

                                   SCHEDULE D


         Based upon ownership filings with the Securities and Exchange Commission or upon information provided by the persons listed on Schedule B to this Statement, such persons had the following transactions in Shares during the past 60 days. All the following sales took place on the New York Stock Exchange.

                                                            Shares
                                                           Purchased
                                                          Pursuant to
                                                         Stock Option
                                                          Exercise on
                                                             Such          Exercise      Shares Sold
                Name                        Date             Date            Price       on Such Date    Sales Price
       -----------------------           ----------        ---------       --------      ------------    -----------
Eugene K. Anderson................        07/03/02            2,100          $6.38           2,100        $15.2524
                                          07/05/02            1,200          $6.38           1,200        $15.0283
                                          07/08/02            3,800          $6.38           3,800        $15.0000
                                          07/08/02              100          $6.38             100        $15.0100
                                          07/08/02              100          $6.38             100        $15.0200
                                          07/09/02              300          $6.38             300        $15.0100
                                          07/10/02              100          $6.38             100        $15.0000
                                          07/10/02              400          $6.38             400        $15.0100
                                          07/10/02              100          $6.38             100        $15.0500
                                          07/11/02              300          $6.38             300        $15.0000
                                          07/11/02              100          $6.38             100        $15.0100


J. Mark Hollingsworth.............        06/28/02              300          $4.96             300        $15.8800
                                          06/28/02            2,100          $4.96           2,100        $15.2500
                                          06/28/02            1,800          $5.14           1,800        $15.2500
                                          06/28/02              600          $5.14             600        $15.3500
                                          06/28/02            2,000          $5.33           2,000        $15.3500
                                          06/28/02              400          $5.33             400        $15.6300
                                          06/28/02            2,000          $5.48           2,000        $15.6300
                                          06/28/02            2,400          $5.53           2,400        $15.6300
                                          06/28/02              400          $5.72             400        $15.6300
                                          07/02/02            1,600          $5.72           1,600        $15.3000
                                          07/02/02              500          $5.74             500        $15.3000
                                          07/03/02            1,600          $5.74           1,600        $15.1500
                                          07/03/02              300          $5.74             300        $15.2000
                                          07/03/02              200          $5.99             200        $15.2000
                                          07/08/02              100          $5.99             100        $15.0100
                                          07/08/02              300          $5.99             300        $15.0200
                                          07/09/02            1,000          $5.99           1,000        $15.0100
                                          07/10/02              300          $5.99             300        $15.0000
                                          07/10/02              100          $5.99             100        $15.0100
                                          07/10/02            1,200          $6.27           1,200        $15.0100
                                          07/10/02              100          $6.27             100        $15.0500
                                          07/11/02              700          $6.27             700        $15.0000
                                          07/11/02              300          $6.56             300        $15.0000
                                          07/11/02              300          $6.56             300        $15.0100


William J. Lindquist..............        06/28/02              800          $4.96             800        $15.8800
                                          06/28/02            5,200          $4.96           5,200        $15.2500
                                          06/28/02            4,100          $5.14           4,100        $15.2500
                                          06/28/02            1,900          $5.14           1,900        $15.3500
                                          06/28/02            4,400          $5.33           4,400        $15.3500
                                          06/28/02            1,600          $5.33           1,600        $15.6300
                                          06/28/02            6,000          $5.48           6,000        $15.6300
                                          06/28/02            4,900          $5.53           4,900        $15.6300
                                          07/02/02            1,100          $5.53           1,100        $15.3000
                                          07/02/02            4,000          $5.72           4,000        $15.3000
                                          07/03/02            2,000          $5.72           2,000        $15.1500
                                          07/03/02            1,800          $5.74           1,800        $15.1500
                                          07/03/02            1,100          $5.74           1,100        $15.2000
                                          07/08/02            3,100          $5.74           3,100        $15.0100
                                          07/08/02              800          $5.99             800        $15.0200
                                          07/09/02            2,500          $5.99           2,500        $15.0100
                                          07/10/02              700          $5.99             700        $15.0000
                                          07/10/02            2,000          $5.99           2,000        $15.0100
                                          07/10/02              900          $6.27             900        $15.0100
                                          07/10/02              400          $6.27             400        $15.0500
                                          07/10/02              100          $6.27             100        $15.0600
                                          07/11/02            2,200          $6.27           2,200        $15.0000
                                          07/11/02              700          $6.27             700        $15.0100

A. Andrew R. Louis................        06/28/02              200          $6.38             200        $15.8800
                                          06/28/02            2,000          $6.38           2,000        $15.2500
                                          06/28/02            1,300          $6.38           1,300        $15.3500
                                          06/28/02            2,600          $6.38           2,600        $15.6300
                                          07/02/02            1,100          $6.38           1,100        $15.3000
                                          07/03/02              800          $6.38             800        $15.1500
                                          07/03/02              200          $6.38             200        $15.2000
                                          07/08/02              100          $6.38             100        $15.0100
                                          07/08/02              200          $6.38             200        $15.0200
                                          07/09/02              500          $6.38             500        $15.0100
                                          07/10/02              100          $6.38             100        $15.0000
                                          07/10/02              600          $6.38             600        $15.0100
                                          07/10/02              100          $6.38             100        $15.0500
                                          07/11/02              500          $6.38             500        $15.0000
                                          07/11/02              100          $6.38             100        $15.0100

Kelly D. Luttmer..................        06/28/02              100          $6.38             100        $15.8800
                                          06/28/02            1,600          $6.38           1,600        $15.2500
                                          06/28/02            1,100          $6.38           1,100        $15.3500
                                          06/28/02            2,100          $6.38           2,100        $15.6300
                                          07/02/02              900          $6.38             900        $15.3000
                                          07/03/02              600          $6.38             600        $15.1500
                                          07/03/02              200          $6.38             200        $15.2000
                                          07/08/02              100          $6.38             100        $15.0100
                                          07/08/02              100          $6.38             100        $15.0200
                                          07/09/02              400          $6.56             400        $15.0100
                                          07/10/02              100          $6.38             100        $15.0000
                                          07/10/02              200          $6.38             200        $15.0100
                                          07/10/02              300          $6.56             300        $15.0100
                                          07/10/02              100          $6.56             100        $15.0500
                                          07/11/02              400          $6.38             400        $15.0000
                                          07/11/02              100          $6.38             100        $15.0100

Bobby D. O'Brien..................        06/28/02              300          $4.96             300        $15.8800
                                          06/28/02            2,700          $4.96           2,700        $15.2500
                                          06/28/02            1,400          $5.14           1,400        $15.2500
                                          06/28/02            1,600          $5.14           1,600        $15.3500
                                          06/28/02            1,100          $5.33           1,100        $15.3500
                                          06/28/02            1,900          $5.33           1,900        $15.6300
                                          06/28/02            2,000          $5.48           2,000        $15.6300
                                          06/28/02            1,500          $5.53           1,500        $15.6300
                                          07/02/02            1,500          $5.53           1,500        $15.3000
                                          07/02/02              700          $5.72             700        $15.3000
                                          07/03/02            1,300          $5.72           1,300        $15.1500
                                          07/03/02              300          $5.74             300        $15.1500
                                          07/03/02              500          $5.74             500        $15.2000
                                          07/03/02              400          $5.74             400        $15.2500
                                          07/05/02              200          $5.74             200        $15.2000
                                          07/05/02              900          $5.74             900        $15.1500
                                          07/08/02              700          $5.74             700        $15.0100
                                          07/08/02              400          $5.99             400        $15.0200
                                          07/09/02            1,100          $5.99           1,100        $15.0100
                                          07/10/02              300          $5.99             300        $15.0000
                                          07/10/02              200          $5.99             200        $15.0100
                                          07/10/02            1,000          $6.27           1,000        $15.0100
                                          07/10/02              200          $6.27             200        $15.0500
                                          07/11/02              800          $6.27             800        $15.0000
                                          07/11/02              200          $6.56             200        $15.0000
                                          07/11/02              300          $6.56             300        $15.0100
                                          07/22/02              100          $6.56             100        $15.0000

Glenn R. Simmons..................        06/27/02           20,000          $5.14           20,000       $14.6262
                                          06/27/02           20,000          $5.33           20,000       $14.6262
                                          06/27/02           10,000          $5.53           10,000       $14.6262
                                          07/11/02            1,700          $5.53           1,700        $15.0100
                                          07/11/02              300          $5.53             300        $15.0300

Gregory M. Swalwell...............        06/28/02              300          $4.96             300        $15.8800
                                          06/28/02            2,700          $4.96           2,700        $15.2500
                                          06/28/02            1,400          $5.14           1,400        $15.2500
                                          06/28/02            1,600          $5.14           1,600        $15.3500
                                          06/28/02            1,200          $5.33           1,200        $15.3500
                                          06/28/02            1,800          $5.33           1,800        $15.6300
                                          06/28/02            2,000          $5.48           2,000        $15.6300
                                          06/28/02            1,600          $5.53           1,600        $15.6300
                                          07/02/02            1,400          $5.53           1,400        $15.3000
                                          07/02/02              800          $5.72             800        $15.3000
                                          07/03/02            1,200          $5.72           1,200        $15.1500
                                          07/03/02              400          $5.74             400        $15.1500
                                          07/03/02              500          $5.74             500        $15.2000
                                          07/03/02              400          $5.74             400        $15.2500
                                          07/05/02              200          $5.74             200        $15.2000
                                          07/05/02              800          $5.74             800        $15.1500
                                          07/08/02              700          $5.74             700        $15.0100
                                          07/08/02              400          $5.99             400        $15.0200
                                          07/09/02            1,100          $5.99           1,100        $15.0100
                                          07/10/02              300          $5.99             300        $15.0000
                                          07/10/02              200          $5.99             200        $15.0100
                                          07/10/02            1,000          $6.27           1,000        $15.0100
                                          07/10/02              200          $6.27             200        $15.0500
                                          07/11/02              800          $6.27             800        $15.0000
                                          07/11/02              200          $6.56             200        $15.0000
                                          07/11/02              300          $6.56             300        $15.0100
                                          07/22/02              100          $6.56             100        $15.0000

Steven L. Watson..................        07/01/02            (1)             (1)            5,000        $15.3800
                                          07/01/02            (1)             (1)            3,000        $15.3700
                                          07/02/02            (1)             (1)            1,000        $15.3200
                                          07/02/02            (1)             (1)            6,000        $15.3000
                                          07/03/02            (1)             (1)              500        $15.2500
                                          07/03/02            (1)             (1)            1,000        $15.1500
                                          07/08/02            (1)             (1)              100        $15.0000
                                          07/08/02              100          $4.96             100        $15.0100
                                          07/08/02            1,300          $4.96           1,300        $15.0200
                                          07/09/02            3,900          $4.96           3,900        $15.0100
                                          07/10/02            1,100          $4.96           1,100        $15.0000
                                          07/10/02            1,600          $4.96           1,600        $15.0100
                                          07/10/02            2,900          $5.14           2,900        $15.0100
                                          07/10/02              700          $5.14             700        $15.0500
                                          07/10/02              100          $5.14             100        $15.0600
                                          07/11/02            3,600          $5.14           3,600        $15.0000
                                          07/11/02              700          $5.14             700        $15.0100
                                          07/11/02              700          $5.33             700        $15.0100

-----------------

(1) These sales were sales of previously acquired Shares and did not involve exercises of stock options.

                                  EXHIBIT INDEX


Exhibit  1*       Contran  Deferred  Compensation  Trust No. 2  (Amended  and
                  Restated), dated as of August 8, 2000, between Contran Corporation and U.S. Bank National Association.

Exhibit 2 Letter dated July 26, 2002 from Valhi, Inc. to the board of directors of Tremont Corporation (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K of Valhi, Inc. the date of event of which is July 26, 2002).

Exhibit  3        Press   Release   of  Valhi  Inc.   dated  July  26,   2002
                  (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K of Valhi, Inc. the date of event of which is July 26, 2002).

Exhibit 4 Press Release of Tremont Corporation dated July 29, 2002 (incorporated by reference to Exhibit 10 to Amendment No. 20 to the Schedule 13D filed on August 2, 2002 with the Securities and Exchange Commission by Tremont Group, Inc., Tremont Holdings, LLC, NL Industries, Inc., Valhi, Inc., Valhi Group, Inc., National City Lines, Inc., NOA, Inc., Dixie Holding Company, Dixie Rice Agricultural Corporation, Inc., Southwest Louisiana Land Company, Inc., Contran Corporation, the Harold Simmons Foundation, Inc., The Combined Master Retirement Trust and Harold C. Simmons with respect to the common stock, par value $1.00 per share, of Tremont Corporation).

Exhibit 5* Stock Purchase Agreement dated as of June 27, 2002 between Contran Corporation and Annette C. Simmons.

Exhibit 6 Loan Agreement dated as of September 3, 1998 among Contran Corporation, National City Lines, Inc. and U.S. Bank National
                  Association   (incorporated  by  reference  to  Exhibit  1  to
                  Amendment No. 63 to this Schedule 13D).

Exhibit 7 Promissory Note dated September 3, 1998 in the original principal amount of $25 million payable to the order of U.S. Bank National Association and executed by Contran Corporation (incorporated by reference to Exhibit 2 to Amendment No. 63 to this Schedule 13D).

Exhibit 8 Payment Guaranty dated September 3, 1998 executed by National City Lines, Inc. (incorporated by reference to
                  Exhibit 3 to Amendment No. 63 to this Schedule 13D).

Exhibit 9 Securities Pledge Agreement dated as of September 3, 1998 among Contran Corporation, National City Lines, Inc. and U.S.
                  Bank  National  Association   (incorporated  by  reference  to
                  Exhibit 4 to Amendment No. 63 to this Schedule 13D).

Exhibit 10 Extension Agreement dated as of September 2, 1999 among Contran Corporation, National City Lines, Inc. and U.S. Bank National Association (incorporated by reference to Exhibit 5 to Amendment No. 63 to this Statement).

Exhibit 11* Extension and Amendment Agreement dated as of August 31, 2000 among Contran Corporation, National City Lines, Inc. and U.S. Bank National Association.

Exhibit 12* Extension and Amendment Agreement dated as of August 31, 2001 among Contran Corporation, National City Lines, Inc. and U.S. Bank National Association.

Exhibit 13 Loan and Pledge Agreement, dated as of August 18, 1986, between Dixie Rice Agricultural Corporation, Inc. and Southern Methodist University (incorporated by reference to Exhibit 11 to Amendment No. 59 to this Statement).

Exhibit 14 Collateral Agreement, dated as of December 29, 1988, between Dixie Rice Agricultural Corporation, Inc. and Contran Corporation (incorporated by reference to Exhibit 12 to Amendment No. 59 to this Statement).

----------

*        Filed herewith.